Exhibit 1.2

City of Gatineau Manages New 311 Service with Pivotal

Major Canadian city uses Pivotal Service to manage citizen requests, increase departmental coordination, enhance reporting abilities and deliver consistent service across multiple channels

FOR IMMEDIATE RELEASE

Vancouver, BC – March 17, 2005 – Pivotal Corporation, a CDC Software company, and a leading CRM solution provider for mid-sized enterprises, today announced that The City of Gatineau will use Pivotal Service to manage the city’s new 311 non-emergency citizen request and inquiry system. The new 311 service will be available beginning summer 2005.

The new city of Gatineau, Quebec was created on January 1, 2002, following the amalgamation of the former cities of Aylmer, Hull, Gatineau, Masson-Angers and Buckingham. Along with Ottawa, its close neighbor, Gatineau is part of Canada’s National Capital Region – a major hub for economic and social development. Beginning summer 2005, Gatineau will become one of the first Canadian cities to offer its citizens a single phone number for access to information on municipal services and to make requests to city departments. With a strong commitment to enhancing access to municipal services, decentralized public works departments and more than 25 other departments rendering services to individuals and companies within the city, Gatineau required a single system to help streamline management of citizen requests, increase departmental collaboration and deliver consistent service to citizens across multiple channels. To do this, Gatineau needed a highly flexible product that could be quickly integrated with existing systems and delivered in French. Having reviewed solutions from leading CRM and 311 service providers, Gatineau opted for Pivotal Service implemented by a team from Bell Canada and Pivotal’s Montreal-based consulting partner Gestisoft.

“We’re very proud to be one of the first Canadian cities to offer our citizens access to municipal information and services when they want it and the way they want it – whether by dialing 311 or sending a request via fax or email,” said Gilles Sabourin, Customer Service Centre Director, City of Gatineau. “With Pivotal and the training on the system we received from Gestisoft, we will be able to enhance the way our departments work together to increase the speed, reliability and quality of service we provide to Gatineau’s citizens and businesses.”

Pivotal Service will help Gatineau streamline responses to non-emergency citizen requests for access to municipal services thereby reducing service delivery costs, improving reporting abilities and greatly enhancing the speed and quality of the service it provides to residents and businesses. With access to a single system, Gatineau’s service agents will be able to address the more than 600,000 non-emergency calls received annually – with the ability to provide more immediate resolution to routine queries such as requests for community center hours of operation. More complicated requests which may require the synchronization of several departments, such as road repairs or water system maintenance will be promptly categorized and directed to the appropriate field service foreman via wireless device. This process is made easier and more accurate with the integration of ESRI mapping software – allowing service personnel to localize callers on city-wide maps. Once the requested service is completed, the field service person can add notes to the request and send a message to the concerned citizen and other departments involved notifying them that the request has been looked after.

According to Divesh Sisodraker, president and CEO, Pivotal, “We are very excited to play a role in such an important municipal project. This is an excellent example of the right technology, the right implementation partner and a well thought-out strategy coming together to help the multiple departments of Gatineau’s municipal administration deliver highly coordinated service to Gatineau residents.”

About Pivotal Corporation

Pivotal Corporation, a software unit of chinadotcom corporation [NASDAQ: CHINA], is a leading CRM company that is 100 percent purpose-built to serve the demanding requirements of mid-sized enterprises – a powerful, highly flexible application platform, a complete set of CRM applications, and low-cost, results-producing implementation services. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins and customer loyalty for companies and business units in the revenue range of $100 million to $3 billion. More than 1,700 companies around the world have licensed Pivotal including: Centex Homes, Farm Credit Services of America, Premera Blue Cross, Qiagen, Sharp Electronics Corporation, and WellCare Health Plans.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in contact centers, partner management and interactive selling. For more information, visit www.pivotal.com.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,800 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the ability that use of Pivotal Service will streamline management of citizen requests, increase departmental collaboration, deliver consistent service to citizens across multiple channels, reduce service delivery costs, improve reporting abilities, enhance the speed and quality of service provided to residents and businesses, and provide more prompt resolution for routine queries and more complicated requests. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy applications to meet the city’s requirements, the possibility of development or deployment difficulties or delays, the dependence on resident and business satisfaction with the Pivotal Service software, continued commitment to the use of the product and deployment of the solution, the risks involved in developing software solutions and integrating them with third-party software and services, and the quality of the training provided to staff to utilize the software and the ability of such staff to operate the software. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, chinadotcom corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Press Contact:

Craig Clark
Pivotal Corporation
604.699.8536
cclark@pivotal.com

© 2005 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.